UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Potential Strategic Transaction

On August 7, 2015, Loral Space & Communications Inc. and its subsidiaries (in the text quoted below referred to variously as “Loral”, “we” and “our”) made the following announcement regarding Telesat Holdings Inc. and Telesat Canada (referred to below as Telesat Holdco and Telesat, respectively):

“Our principal asset is our majority ownership interest in Telesat Holdco. In an effort to maximize shareholder value, we have been exploring potential strategic initiatives for Telesat and Telesat Holdco. Together with Public Sector Pension Investment Board (“PSP”), our Canadian co-owner of Telesat Holdco, we had been exploring a combination of Telesat Holdco and Loral into a new public entity, which transaction would have included the payment of a cash distribution to Telesat Holdco shareholders, of which we would have used our portion to make a distribution to Loral stockholders. PSP has informed us, however, that it currently does not wish to proceed with a combination transaction. Nevertheless, we and PSP are continuing to explore a cash distribution to Telesat Holdco shareholders. In addition, we believe it is in the best interests of Loral and its stockholders to continue to explore other strategic initiatives to alter the status quo in our ownership of Telesat Holdco. Therefore, in July 2015, we exercised our rights under the Telesat Holdco Shareholders Agreement (the “Shareholders Agreement”) to require Telesat Holdco to conduct an initial public offering (a “Telesat IPO”). Specifically, we requested that Telesat Holdco issue not more than 25 million newly issued shares of Telesat Holdco voting common stock. We also requested the termination of the Shareholders Agreement and the elimination of certain provisions in Telesat Holdco’s Articles of Incorporation, both of which we believe are necessary to accommodate the public offering. If those provisions are eliminated, an impediment to the conversion of our non-voting Telesat Holdco shares to voting shares would be eliminated. Termination of the Shareholders Agreement and conversion of our non-voting shares to voting shares would enable us, after the Telesat IPO and subject to the receipt of any necessary regulatory approvals, to obtain majority voting control of Telesat Holdco. There can be no assurance as to whether, when or on what terms the Telesat IPO, termination of the Shareholders Agreement or any requested changes to Telesat Holdco’s Articles of Incorporation may occur. If the Telesat IPO proceeds in a manner contrary to our requests or if the price or other terms of a Telesat IPO are not acceptable to us, we may determine to withdraw our demand for a Telesat IPO. There can be no assurance that any strategic initiatives or transaction involving Telesat, Telesat Holdco or Loral may occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any initiative or transaction involving Telesat, Telesat Holdco or Loral’s interest therein will be achieved.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: August 10, 2015	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary